Exhibit 99.142

Aphria Inc.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2018 AND AUGUST 31, 2017

(Unaudited, expressed in Canadian Dollars, unless otherwise noted)

Aphria Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - in thousands of Canadian dollars)

	Note	August 31, 2018	May 31, 2018
Assets
Current assets
Cash and cash equivalents		$273,087	$59,737
Marketable securities	4	40,895	45,062
Accounts receivable		3,237	3,386
Other current assets	5	16,657	14,384
Inventory	6	34,752	22,150
Biological assets	7	6,633	7,331
Assets held for sale	13	16,496	40,620
Current portion of convertible notes receivable	12	26,424	1,942
		418,181	194,612
Capital assets	9	360,864	303,151
Intangible assets	10	235,291	226,444
Convertible notes receivable	12	—	16,129
Interest in equity investees	13	10,187	4,966
Long-term investments	14	76,675	46,028
Goodwill	11	524,512	522,762
		$1,625,710	$1,314,092
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$35,134	$31,517
Income taxes payable		3,396	3,584
Deferred revenue		2,096	2,607
Current portion of promissory note payable	17	585	610
Current portion of long-term debt	18	3,349	2,140
Current portion of derivative liability	13	10,376	3,396
		54,936	43,854
Long-term liabilities
Long-term debt	18	52,015	28,337
Derivative liability	13	—	9,055
Deferred tax liability	15	58,322	59,253
		165,273	140,499
Shareholders’ equity
Share capital	19	1,370,477	1,113,981
Warrants	20	1,375	1,375
Share-based payment reserve		21,726	22,006
Accumulated other comprehensive loss		(801)	(801)
Non-controlling interest	22	18,821	9,580
Retained earnings		48,839	27,452
		1,460,437	1,173,593
		$1,625,710	$1,314,092

Nature of operations (Note 1)

Commitments (Note 30)

Subsequent events (Note 31)

Approved on behalf of the Board:
“John Cervini”	“Cole Cacciavillani”
Signed: Director	Signed: Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Aphria Inc.

Condensed Interim Consolidated Statements of Income and Comprehensive Income

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

		For the three months ended
		August 31,
	Note	2018	2017
Revenue		$13,292	$6,120
Production costs	6	4,441	1,346
Other costs of sales		393	—
Gross profit before fair value adjustments		8,458	4,774
Fair value adjustment on sale of inventory	6	4,205	1,136
Fair value adjustment on growth of biological assets	7	(9,511)	(4,265)
Gross profit		13,764	7,903
Operating expenses:
General and administrative	23	8,851	1,735
Share-based compensation	24	6,122	2,509
Selling, marketing and promotion		4,741	1,948
Amortization		3,274	239
Research and development		262	90
Transaction costs		865	—
		24,115	6,521
		(10,351)	1,382
Non-operating items:
Consulting revenue		—	293
Foreign exchange loss		(59)	(151)
Loss on marketable securities	4	(167)	(1,746)
Loss on sale of capital assets	9	—	(7)
Gain on dilution of ownership in equity investee	13	2,210	7,551
Loss from equity investees	13	(247)	(8,840)
Gain on sale of equity investee	13	9,880	—
Deferred gain on sale of intellectual property		233	234
Finance income, net	25	1,059	466
Unrealized gain on convertible notes receivable	12	295	547
Gain on long-term investments	26	22,700	19,082
Unrealized loss on derivative liability	13	(415)	—
		35,489	17,429
Income before income taxes		25,138	18,811
Income taxes	15	3,962	3,770
Net income		21,176	15,041
Other comprehensive loss
Other comprehensive loss from equity investee	13	—	(1,321)
Net comprehensive income		$21,176	$13,720
Total comprehensive income is attributable to:
Owners of Aphria Inc.		21,387	13,720
Non-controlling interest	22	(211)	—
		$21,176	$13,720
Weighted average number of common shares - basic		225,659,684	138,711,674
Weighted average number of common shares - diluted		230,366,310	145,731,500
Earnings per share - basic	27	$0.09	$0.11
Earnings per share - diluted	27	$0.09	$0.10

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Aphria Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - in thousands of Canadian dollars, except share amounts)

	Number of common shares	Share capital (Note 19)	Warrants (Note 20)	Share-based payment reserve	Accumulated other comprehensive loss	Non- controlling interest (Note 22)	Retained earnings (deficit)	Total
Balance at May 31, 2017	138,628,704	$274,317	$445	$3,230	$—	$—	$(4,123)	$273,869
Share issuance - warrants exercised	228,467	344	—	—	—	—	—	344
Share issuance - options exercised	31,419	38	—	(20)	—	—	—	18
Share-based payments	—	—	—	2,440	—	—	—	2,440
Share issuance costs incurred	—	(14)	—	—	—	—	—	(14)
Income tax recovery on share issuance costs	—	4	—	—	—	—	—	4
Shares held in escrow for services not yet earned	—	112	—	—	—	—	—	112
Net comprehensive income for the period	—	—	—	—	(1,321)	—	15,041	13,720
Balance at August 31, 2017	138,888,590	$274,801	$445	$5,650	$(1,321)	$—	$10,918	$290,493

	Number of common shares	Share capital (Note 19)	Warrants (Note 20)	Share-based payment reserve	Accumulated other comprehensive loss	Non- controlling interest (Note 22)	Retained earnings	Total
Balance at May 31, 2018	210,169,924	$1,113,981	$1,375	$22,006	$(801)	$9,580	$27,452	$1,173,593
Share issuance - June 2018 bought deal	21,835,510	245,925	—	—	—	—	—	245,925
Additional share issuance - Broken Coast acquisition	19,963	297	—	—	—	—	—	297
Share issuance - warrants exercised	10,000	18	—	—	—	—	—	18
Share issuance - options exercised	565,371	6,857	—	(4,455)	—	—	—	2,402
Income tax recovery on share issuance costs	—	3,399	—	—	—	—	—	3,399
Share-based payments	—	—	—	4,175	—	—	—	4,175
Non-controlling interest	—	—	—	—	—	9,452	—	9,452
Net comprehensive income for the period	—	—	—	—	—	(211)	21,387	21,176
Balance at August 31, 2018	232,600,768	$1,370,477	$1,375	$21,726	$(801)	$18,821	$48,839	$1,460,437

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Aphria Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited - in thousands of Canadian dollars)

		For the threemonths ended
		August 31,
	Note	2018	2017
Cash generated from (used in) operating activities:
Net income for the period		$21,176	$15,041
Adjustments for:
Future income taxes	15	2,468	3,405
Fair value adjustment on sale of inventory	6	4,205	1,136
Fair value adjustment on growth of biological assets	7	(9,511)	(4,265)
Loss on marketable securities	4	167	1,746
Unrealized foreign exchange gain		(25)	(8)
Amortization	9,10	4,706	628
Loss on sale of capital assets	9	—	7
Unrealized gain on convertible notes receivable	12	(295)	(547)
Gain on dilution of ownership in equity investee	13	(2,210)	(7,551)
Loss from equity investees	13	247	8,840
Gain on sale of equity investee	13	(9,880)	—
Deferred gain recognized		(511)	(234)
Consulting revenue	17	—	(293)
Other non-cash items		4	4
Share-based compensation	24	6,122	2,509
Gain on long-term investments	26	(22,700)	(19,082)
Unrealized loss on derivative liability	13	415	—
Change in non-cash working capital	28	(8,693)	(5,137)
		(14,315)	(3,801)
Cash provided by financing activities:
Share capital issued, net of cash issuance costs		245,925	(14)
Share capital issued on warrants and options exercised		2,420	362
Advances from related parties	8	915	1,583
Repayment of amounts due to related parties	8	(915)	(1,087)
Proceeds from long-term debt	18	24,927	—
Repayment of long-term debt	18	(44)	(187)
		273,228	657
Cash used in investing activities:
Investment in marketable securities	4	—	(5,000)
Proceeds from disposal of marketable securities	4	4,000	10,099
Investment in capital and intangible assets, net of shares issued	9,10	(57,763)	(23,704)
Proceeds from disposal of capital assets	9	—	200
Notes advanced	10	—	(833)
Convertible notes advances	12	(10,000)	(14,001)
Repayment of convertible notes receivable		1,942	—
Investment in long-term investments and equity investees		(15,317)	(5,297)
Proceeds from disposal of long-term investments and equity investees		35,626	—
Net cash paid on investment in CannInvest Africa Ltd.		(4,051)	—
		(45,563)	(38,536)
Net (decrease) increase in cash and cash equivalents		213,350	(41,680)
Cash and cash equivalents, beginning of period		59,737	79,910
Cash and cash equivalents, end of period		$273,087	$38,230

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2018 and August 31, 2017

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

1.              Nature of operations

Aphria Inc. (the “Company” or “Aphria”) was continued in Ontario and is licensed to produce and sell medical cannabis under the provisions of the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). In February 2018, the Company acquired Broken Coast Cannabis Ltd. (“Broken Coast”) (Note 11). Broken Coast is licensed to produce and sell medical cannabis under the provision of the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). In March 2018, the Company acquired Nuuvera Inc. (“Nuuvera”) (Note 11). Nuuvera is an international organization with a focus on building a global cannabis brand, with operations in Germany, Italy, Spain, Malta, and Lesotho. In July 2018, Aphria Inc. and its wholly-owned subsidiary, Pure Natures Wellness Inc. (o/a Aphria) amalgamated.

1974568 Ontario Ltd. (“Aphria Diamond”) is a 51% majority owned subsidiary of the Company, incorporated in November 2017. This entity is the Company’s venture with Double Diamond Farms. Aphria Diamond has applied for its cultivation licence under the provisions of the ACMPR.

The registered office of the Company is located at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario.

The Company’s common shares are listed under the symbol “APH” on the Toronto Stock Exchange (“TSX”) and under the symbol “APHQF” on the United States OTCQB Venture Market exchange.

These condensed interim consolidated financial statements were approved by the Company’s Board of Directors on October 11, 2018.

2.              Basis of preparation

(a)                 Statement of compliance

The Company’s condensed interim consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. These condensed interim consolidated financial statements do not include all notes of the type normally included within the annual financial report and should be read in conjunction with the audited financial statements of the Company for the year ended May 31, 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and Interpretations of the IFRS Interpretations Committee.

(b)                 Basis of measurement

These condensed interim consolidated financial statements have been prepared on the going concern basis, under the historical cost convention except for certain financial instruments that are measured at fair value and biological assets that are measured at fair value less costs to sell, as detailed in the Company’s accounting policies.

(c)                  Functional currency

The Company and its subsidiaries’ functional currency, as determined by management, is Canadian dollars. These condensed interim consolidated financial statements are presented in Canadian dollars.

(d)                 Foreign currency translation

All figures presented in the condensed interim consolidated financial statements are reflected in Canadian dollars, which is the functional currency of the Company and all of its subsidiaries.

Foreign currency transactions are translated into Canadian dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the foreign exchange rate applicable at the statement of financial position date. Realized and unrealized exchange gains and losses are recognized through profit and loss.

The assets and liabilities of foreign operations, including marketable securities, long-term investments and promissory notes payable, are translated in Canadian dollars at period-end exchange rates. Income and expenses, and cash flows of foreign

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2018 and August 31, 2017

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from translating foreign operations are recognized in other comprehensive income and accumulated in equity.

(e)                  Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases.

Subsidiaries	Jurisdiction of incorporation	Ownership interest (1)
Aphria (Arizona) Inc.	Arizona, United States	100%
Cannan Growers Inc.	British Columbia, Canada	100%
Nuuvera Inc.	Ontario, Canada	100%
Nuuvera Holdings Ltd.	Ontario, Canada	100%
ARA — Avanti Rx Analytics Inc.	Ontario, Canada	100%
Avalon Pharmaceuticals Inc.	Ontario, Canada	100%
2589671 Ontario Inc.	Ontario, Canada	100%
2589674 Ontario Inc.	Ontario, Canada	100%
Nuuvera Israel Ltd.	Israel	100%
Nuuvera Deutschland GmbH	Germany	100%
Aphria Italy S.p.A.	Italy	100%
FL-Group	Italy	100%
Broken Coast Cannabis Ltd.	British Columbia, Canada	100%
Goodfields Supply Co. Ltd.	United Kingdom	100%
Nuuvera Malta Ltd.	Malta	90%
ASG Pharma Ltd.	Malta	90%
QSG Pharma Ltd.	Malta	90%
1974568 Ontario Ltd.	Ontario, Canada	51%
CannInvest Africa Ltd.	South Africa	50%
Verve Dynamics Incorporated (Pty) Ltd.	Lesotho	30%

(1) The Company defines ownership interest as the interest in which the Company is entitled a proportionate share of net income. Ownership of some subsidiaries are held through other subsidiaries, which the Company controls.

Intragroup balances, and any unrealized gains and losses or income and expenses arising from transactions with jointly controlled entities are eliminated to the extent of the Company’s interest in the entity.

The Company treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Company. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to the owners of the Company.

(e)                  Amalgamation

Effective June 1, 2017, CannWay Pharmaceuticals Ltd. (“CannWay”), a wholly-owned subsidiary of the Company, was amalgamated with Pure Natures Wellness Inc. (o/a Aphria). The Company has historically presented all balances and activities of CannWay as a fully consolidated entity for financial statement presentation purposes. As of the date of amalgamation, CannWay did not have any assets or outstanding liabilities. There are no material changes to be considered prospectively or to the comparative consolidated statements as a result of the amalgamation.

Effective July 23, 2018, Pure Natures Wellness Inc. (o/a Aphria). (“PNW”), a wholly-owned subsidiary of the Company, was amalgamated with Aphria Inc. The Company has historically presented all balances and activities of PNW as a fully consolidated entity for financial statement presentation purposes. There are no material changes to be considered prospectively or to the comparative consolidated statements as a result of the amalgamation.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2018 and August 31, 2017

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

(f)                   Interest in equity investees

The Company’s interest in equity investees is comprised of its interest in Althea Company Pty Ltd. (“Althea”).

In accordance with IFRS 10, associates are those in which the Company has significant influence, but not control or joint control over the financial and accounting policies.

Interests in associates are accounted for using the equity method in accordance with IAS 28. They are recognized initially at cost, which includes transaction costs. After initial recognition, the condensed interim consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income (“OCI”) of equity investees until the date on which significant influence ceases.

If the Company’s share of losses in an equity investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The carrying amount of equity investments is tested for impairment in accordance with the policy described in Note 3(j).

3.              Significant accounting policies

These condensed interim consolidated financial statements have been prepared following the same accounting policies used in the preparation of the audited financial statements of the Company for the year ended May 31, 2018.

New standards applicable during the reporting period

IFRS 9 - Financial Instruments; Classification and Measurement, effective for annual periods beginning on or after January 1, 2018, with early adoption permitted, introduces new requirements for the classification, measurement and derecognition of financial instruments and introduces a new impairment model for financial assets.

Under IFRS 9, financial instruments are initially measured at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs. Subsequently, all assets within scope of IFRS 9 are measured at:

(i)                  Amortized cost;

(ii)               Fair value through other comprehensive income (“FVOCI”); or

(iii)            Fair value through profit or loss (“FVTPL”).

The classification is based on whether the contractual cash flows give rise to payments on specified dates that are solely payments of principal and interest (the “SPPI test”), and the objective of the Company’s business model is to hold assets only to collect cash flows, or to collect cash flows and to sell (the “Business Model test”). Financial assets are required to be reclassified only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date.

The impairment requirements under IFRS 9 are based on an expected credit loss model, replacing the IAS 39 incurred loss model. The expected credit loss model applies to debt instruments recorded at amortized cost or at FVOCI, such as loans debt securities and trade receivables, lease receivables and most loan commitments and financial guarantee contracts.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2018 and August 31, 2017

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

The following table summarizes the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets and financial liabilities:

Financial assets/liabilities	IAS 39 Classification	IFRS 9 Classification
Cash and cash equivalents	FVTPL	FVTPL
Marketable securities	FVTPL	FVTPL
Accounts receivable	loans and receivables	amortized cost
Other receivables	loans and receivables	amortized cost
Convertible notes receivable	AFS	FVTPL
Long-term investments	FVTPL	FVTPL
Accounts payable and accrued liabilities	other financial liabilities	other financial liabilities
Income taxes payable	other financial liabilities	other financial liabilities
Promissory note payable	other financial liabilities	other financial liabilities
Long-term debt	other financial liabilities	other financial liabilities
Derivative liability	derivative financial instruments	FVTPL

IFRS 15 - Revenue from Contracts with Customers; effective for annual periods beginning on or after January 1, 2018, specifies how and when to recognize revenue, based on a five-step model, and enhances relevant disclosures to be applied to all contracts with customers.

The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative periods or transitional adjustments required as a result of the adoption of this standard. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

To recognize revenue under IFRS 15, the Company applies the following five steps:

1.              Identify the contract(s) with a customer

2.              Identify the performance obligations in the contract

3.              Determine the transaction price

4.              Allocate the transaction price to the performance obligations in the contract

5.              Recognize revenue when or as the Company satisfies a performance obligation

Revenue from the direct sale of cannabis to medical customers for a fixed price is recognized when the company transfers control of the good to the customer

New standards and interpretations issued but not yet adopted

IFRS 16 — Leases; in January 2016, the IASB issued IFRS 16, which specifies how an IFRS reporter will recognise, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, and a lessee shall either apply IFRS 16 with full retrospective effect or alternatively not restate comparative information but recognise the cumulative effect of initially applying IFRS 16 as an adjustment to opening equity at the date of initial application. Early adoption is permitted if IFRS 15 has also been adopted. Based on its current assets, interests and investments and review of existing lease arrangements, no significant impact is anticipated from the new standard.

There are no other standards that are not yet effective and that would be expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions.

The Company has reclassified certain immaterial items on the comparative consolidated statements of financial position, consolidated statements of income and comprehensive income, and consolidated statements of cash flows to improve clarity.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2018 and August 31, 2017

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

4.              Marketable securities

Marketable securities are classified as fair value through profit or loss, and are comprised of:

	S&P rating at	Interest	Maturity	August 31,	May 31,
	purchase	rate	date	2018	2018
Fixed Income:
Ford Motor Credit Co. LLC	BBB	3.700%	8/02/18	$—	$1,015
Sobeys Inc.	BB+	3.520%	8/08/18	—	3,040
Canadian Western Bank	A-	3.077%	1/14/19	1,511	1,528
Sun Life Financial Inc.	A	2.770%	5/13/19	3,033	3,018
Ford Motor Credit Co. LLC	BBB	3.140%	6/14/19	5,049	5,101
Canadian Western Bank	A-	3.463%	12/17/19	1,013	1,025
Laurentian Bank of Canada	BBB	2.500%	1/23/20	2,984	3,003
Enercare Solutions Inc.	BBB	4.600%	2/03/20	3,905	3,974
Enbridge Inc.	BBB+	4.530%	3/09/20	5,233	5,203
Choice Properties REIT	BBB	3.600%	4/20/20	5,119	5,091
Westcoast Energy Inc.	BBB+	4.570%	7/02/20	5,199	5,293
Citigroup Inc. (USD)	BBB+	2.050%	12/17/18	3,931	3,914
Royal Bank of Canada (USD)	AA-	1.625%	4/15/19	3,918	3,857
				$40,895	$45,062

The cost of marketable securities as at August 31, 2018 was $41,770 (May 31, 2018 — $45,863). During the three months ended August 31, 2018, the company divested of certain marketable securities for proceeds of $4,000 (2017 - $10,099), resulting in a loss on disposal of $55 (2017 - $131), and re-invested $nil (2017 - $5,000). During the three months ended August 31, 2018, the Company recognized a loss of $167 (2017 - $1,746) on its marketable securities portfolio, of which $112 (2017 - $1,615) represented unrealized fair value adjustments.

5.              Other current assets

Other current assets are comprised of:

	August 31,	May 31,
	2018	2018
HST receivable	$12,763	$10,840
Accrued interest	988	831
Credit card receivable	168	170
Prepaid assets	2,701	1,720
Other	37	823
	$16,657	$14,384

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2018 and August 31, 2017

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

6.                   Inventory

Inventory is comprised of:

	Capitalized	Fair value	August 31,	May 31,
	cost	adjustment	2018	2018
Harvested cannabis	$7,321	$11,497	$18,818	$12,331
Harvested cannabis trim	831	1,449	2,280	2,277
Cannabis oil	3,122	5,289	8,411	6,578
Distillate	1,252	1,582	2,834	—
Softgel capsules	124	175	299	—
Packaging and supplies	2,110	—	2,110	964
	$14,760	$19,992	$34,752	$22,150

During the three months ended August 31, 2018, the Company recorded $4,441 (2017 - $1,346) of production costs. Included in production costs for the three months ended August 31, 2018 is $147 of cannabis oil conversion costs (2017 - $41), $65 related to the cost of accessories (2017 - $37), and amortization of $513 (2017 - $389). The Company also included $919 of amortization which remains in inventory for the three months ended August 31, 2018 related to capital assets utilized in production. During the three months ended August 31, 2018, the Company expensed $4,205 (2017 —$1,136) of fair value adjustments on the growth of its biological assets included in inventory sold.

During the quarter, the Company also disposed of 13,642 plants prior to harvest. Included in production costs is $979 of accumulated costs relating to these plants which were not harvested.

The Company holds 4,893.7 kilograms of harvested cannabis (May 31, 2018 — 3,221.3 kgs), 699.7 kilograms of harvested cannabis trim (May 31, 2018 — 702.0 kgs), 9,295.6 litres of cannabis oils or 2,065.7 kilograms equivalent (May 31, 2018 — 7,724.7 litres or 1,716.6 kilograms equivalent), 3,026.1 litres of distillate or 672.5 kilograms equivalent and 316.9 litres (May 31, 2018 — nil) of softgel capsules or 70.4 kilograms equivalent (May 31, 2018 — nil) at August 31, 2018.

7.                   Biological assets

Biological assets are comprised of:

Amount
Balance at May 31, 2018	$7,331
Changes in fair value less costs to sell due to biological transformation	9,511
Production costs capitalized	7,667
Transferred to inventory upon harvest	(17,876)
Balance at August 31, 2018	$6,633

The Company values medical cannabis plants at fair value. Management determined cost approximates fair value from the date of initial clipping from mother plants until half way through the flowering cycle of the plants. Measurement of the biological transformation of the plant at fair value less costs to sell begins in the fourth week prior to harvest and is recognized evenly until the point of harvest. The number of weeks in the growing cycle is between twelve and sixteen weeks from propagation to harvest. The Company has determined the fair value less costs to sell of harvested cannabis and harvested cannabis trim to be $3.75 and $3.00 per gram respectively, upon harvest for greenhouse produced cannabis and $4.25 and $3.50 per gram respectively, upon harvest for indoor produced cannabis.

The effect of the fair value less cost to sell over and above historical cost was an increase in non-cash value of biological assets and inventory of $9,511 during the three months ended August 31, 2018 (2017 — $4,265).

The fair value of biological assets is determined using a valuation model to estimate expected harvest yield per plant applied to the estimated price per gram less processing and selling costs. Only when there is a material change from the expected fair value used for cannabis does the Company make any adjustments to the fair value used. During the period, there was no material change to these inputs and therefore there has been no change in the determined fair value per plant.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2018 and August 31, 2017

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

In determining the fair value of biological assets, management has made the following estimates in this valuation model:

•                  The harvest yield is between 40 grams and 80 grams per plant;

•                  The selling price is between $2.50 and $10.00 per gram;

•                  Processing costs include drying and curing, testing, post-harvest overhead allocation, packaging and labelling costs between $0.30 and $0.80 per gram;

•                  Selling costs include shipping, order fulfilment, patient acquisition and patient maintenance costs between $0.00 and $3.00 per gram;

Sales price used in the valuation of biological assets is based on the historical average selling price of all cannabis products and can vary based on different strains being grown as well as the proportion of sales derived from wholesale compared to retail. Selling costs vary depending on methods of selling and are considered based on the expected method of selling and the determined additional costs which would be incurred. Expected yields for the cannabis plant is also subject to a variety of factors, such as strains being grown, length of growing cycle, and space allocated for growing. Management reviews all significant inputs, at each reporting period, based on historical information obtained as well as based on planned production schedules.

Management has quantified the sensitivity of the inputs and determined the following:

•                  Selling price per gram — a decrease in the average selling price per gram by 5% would result in the biological asset value decreasing by $187 (May 31, 2018 - $267) and inventory decreasing by $1,657 (May 31, 2018 - $1,040)

•                  Harvest yield per plant — a decrease in the harvest yield per plant of 5% would result in the biological asset value decreasing by $125 (May 31, 2018 - $179)

These inputs are level 3 on the fair value hierarchy, and are subject to volatility in market prices and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

8.                   Related party transactions

The Company funds a portion of the Canadian operating costs of Liberty Health Sciences Inc. (“Liberty”), for which Liberty reimburses the Company quarterly. Additionally, the Company purchases certain electrical generation equipment from and pays rent to a company owned by a director. These parties are related as they are corporations that are controlled by certain officers and directors of the Company.

During the three months ended August 31, 2018, related party corporations charged or incurred expenditures on behalf of the Company (including rent) totaling $85 (2017 - $39). Included in this amount was rent of $4 charged during the three months ended August 31, 2018 (2017 - $8).

Amount
Balance due to (from) related parties as at May 31, 2018	$—
Related party charges in the period	85
Payments to related parties in the period	(85)
Payments made on behalf of related parties in the period	(830)
Repayments made by related parties in the period	830
Balance at August 31, 2018	$—

Key management personnel compensation for the three months ended August 31, 2018 and 2017 was comprised of:

	For the three months ended
	August 31,
	2018	2017
Salaries	$788	$306
Short-term employment benefits (included in office and general)	27	18
Share-based compensation	1,980	1,758
	$2,795	$2,082

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2018 and August 31, 2017

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

Directors and officers of the Company control 8.13% or 18,902,125 of the voting shares of the Company.

9.                     Capital assets

		Production		Leasehold	Construction	Total capital
	Land	Facility	Equipment	improvements	in process	assets
Cost
At May 31, 2017	$10,829	$16,170	$5,340	$262	$42,159	$74,760
Business acquisitions	854	6,992	2,860	1,388	5,947	18,041
Additions	12,716	47,149	4,759	15	151,899	216,538
Transfers	105	29,338	2,990	—	(32,433)	—
Disposals	—	(207)	—	—	(415)	(622)
At May 31, 2018	24,504	99,442	15,949	1,665	167,157	308,717
Additions	2,217	1,251	6,771	—	49,324	59,563
Transfers	—	1,389	1,194	(1,389)	(1,194)	—
At August 31, 2018	$26,721	$102,082	$23,914	$276	$215,287	$368,280

Accumulated depreciation
At May 31, 2017	$—	$983	$1,260	$62	$—	$2,305
Amortization	—	1,517	1,697	47	—	3,261
At May 31, 2018	—	2,500	2,957	109	—	5,566
Amortization	—	833	1,009	8	—	1,850
At August 31, 2018	$—	$3,333	$3,966	$117	$—	$7,416

Net book value
At May 31, 2017	$10,829	$15,187	$4,080	$200	$42,159	$72,455
At May 31, 2018	$24,504	$96,942	$12,992	$1,556	$167,157	$303,151
At August 31, 2018	$26,721	$98,749	$19,948	$159	$215,287	$360,864

During the three months ended August 31, 2018, the Company sold assets that were not yet in use with a cost of $nil (2017 - $207) and a net book value of $nil (2017 - $207), for proceeds of $nil (2017 - $200), resulting in a loss (gain) on sale of capital assets of $nil (2017 - $7).

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2018 and August 31, 2017

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

10.              Intangible assets

	Customer relationships	Corporate website	Licences, permits & applications	Non-compete agreements	Tokyo Smoke licensing agreement	Intellectual property, trademarks & brands	Total intangible assets
Cost
At May 31, 2017	$—	$218	$1,250	$—	$459	$4,428	$6,355
Business acquisitions	11,730	39	137,920	1,930	—	76,190	227,809
Additions	—	152	—	—	—	9	161
At May 31, 2018	11,730	409	139,170	1,930	459	80,627	234,325
Additions	—	—	11,703	—	—	—	11,703
At August 31, 2018	$11,730	$409	$150,873	$1,930	$459	$80,627	$246,028

Accumulated depreciation
At May 31, 2017	$—	$156	$153	$—	$—	$4,155	$4,464
Amortization	1,274	100	124	314	92	1,513	3,417
At May 31, 2018	1,274	256	277	314	92	5,668	7,881
Amortization	986	30	332	243	23	1,242	2,856
At August 31, 2018	$2,260	$286	$609	$557	$115	$6,910	$10,737

Net book value
At May 31, 2017	$—	$62	$1,097	$—	$459	$273	$1,891
At May 31, 2018	$10,456	$153	$138,893	$1,616	$367	$74,959	$226,444
At August 31, 2018	$9,470	$123	$150,264	$1,373	$344	$73,717	$235,291

11.            Business Acquisitions

Acquisition of Broken Coast Cannabis Ltd.

On February 13, 2018, the Company entered into a share purchase agreement to purchase all of the shares of Cannan Growers Inc. (“Cannan”), a holding company owning shares of Broken Coast Cannabis Ltd. (“Broken Coast”), and to acquire the remaining shares, for a combined total of 99.86%, of the issued and outstanding shares of Broken Coast. The combined purchase price was $214,168 satisfied through the issuance of an aggregate 14,373,675 common shares. The share purchase agreement entitled the Company to control Broken Coast effective on February 1, 2018, which became the effective acquisition date. During the quarter, the Company came to terms with the holder of the remaining 0.14% of the issued and outstanding shares of Broken Coast, accordingly the Company set aside 19,963 shares to be issued for the remaining 0.14%. Subsequent to quarter-end these shares were issued.

The table below summarizes the fair value of the assets acquired and the liabilities assumed at the acquisition date:

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2018 and August 31, 2017

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

	Note	Number of shares	Share price	Amount
Consideration paid
Shares issued	(i)	14,373,675	$14.90	$214,168
Shares to be issued	(i)	19,963	$14.90	297
Total consideration paid				$214,465

Net assets acquired
Current assets
Cash and cash equivalents				2,007
Accounts receivable				299
Other current assets				43
Inventory				2,572
Biological assets				826
Long-term assets
Capital assets				13,298
Customer relationships				11,730
Corporate website				39
Licences, permits & applications				6,320
Non-competition agreements				1,930
Intellectual property, trademarks & brands				72,490
Goodwill				146,091
Total assets				257,645
Current liabilities
Accounts payable and accrued liabilities				10,455
Income taxes payable				922
Long-term liabilities
Deferred tax liability				25,889
Long-term debt				5,914
Total liabilities				43,180
Total net assets acquired				$214,465

(i)                           Share price based on the price of the shares on February 1, 2018.

Net income and comprehensive net income for the Company would have been higher by approximately $567 for the three months ended August 31, 2017, if the acquisition had taken place on June 1, 2017. In connection with this transaction, the Company expensed transaction costs of $1,643.

Acquisition of Nuuvera Corp.

On March 23, 2018, the Company completed a previously announced definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which the Company acquired, by way of a court-approved plan of arrangement, under the Business Corporations Act (Ontario) (the “Transaction”), 100% of the issued and outstanding common shares (on a fully diluted basis) of Nuuvera for a total consideration of $0.62 in cash plus 0.3546 of an Aphria share for each Nuuvera share held. All of Nuuvera’s outstanding options were exchanged for an equivalent option granted pursuant to Aphria’s stock option plan (each, a “Replacement Option”) to purchase from Aphria the number of common shares (rounded to the nearest whole share) equal to: (i) the exchange ratio multiplied by (ii) the number of Nuuvera shares subject to such Nuuvera Option. Each such Replacement Option shall provide for an exercise price per common share (rounded to the nearest whole cent) equal to: (i) the exercise price per Nuuvera share purchasable pursuant to such Nuuvera Option; divided by (ii) the exchange ratio.

The table below summarizes the fair value of the assets acquired and the liabilities assumed at the effective acquisition date:

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2018 and August 31, 2017

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

	Note	Number of shares	Share price	Amount
Consideration paid
Cash				$54,604
Shares issued	(i)	31,226,910	$13.17	411,258
Warrants outstanding	(ii)	1,345,866		1,015
Replacement options issued	(Ii)	1,280,330		12,133
				479,010

Fair value of previously held investment
Shares held by Aphria	(i)	1,878,738	$14.92	28,028
Warrants held by Aphria	(ii)	322,365		243
				28,271
Total fair value of consideration				$507,281

Net assets acquired
Current assets
Cash and cash equivalents				35,033
Accounts receivable				464
Other current assets				1,142
Inventory				401
Long-term assets
Capital assets				4,743
Intellectual property, trademarks & brands				3,700
Licences, permits & applications				131,600
Goodwilll				377,221
Total assets				554,304
Current liabilities
Accounts payable and accrued liabilities				11,000
Long-term liabilities
Deferred tax liability				36,023
Total liabilities				47,023
Total net assets acquired				$507,281

(i)                           Share price based on the price of the shares on March 23, 2018; shares held by Aphria include the cash consideration paid.

(ii)                        Options and warrants are valued using the Black-Scholes option pricing model using the following assumptions: the risk-free rate of 2.19%; expected life of 1- 10 years; volatility of 30% based on volatility used for similar instruments on the open market; forfeiture rate of nil; dividend yield of nil; and the exercise price of $2.52 - $20.30.

Net income and comprehensive net income for the Company would have been lower by approximately $4,902 for the three months ended August 31, 2017, if the acquisition had taken place on June 1, 2017. In connection with this transaction, the Company expensed transaction costs of $3,439.

Goodwill is comprised of:

CannWay goodwill	$1,200
Broken Coast goodwill	146,091
Nuuvera goodwill	377,221
Total goodwill	$524,512

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2018 and August 31, 2017

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

12.            Convertible notes receivable

	August 31,	May 31,
	2018	2018
Copperstate Farms Investors, LLC	$—	$1,942
HydRx Farms Ltd. (d/b/a Scientus Pharma)	16,284	16,129
Fire & Flower Inc.	10,140	—
	26,424	18,071
Deduct - current portion	(26,424)	(1,942)
	$—	$16,129

Copperstate Farms Investors, LLC

On May 15, 2018, the Company entered into an amendment agreement with Copperstate Farms Investors, LLC (“CSF”) which extended the maturity date and automatic conversion date to June 30, 2018, which was subsequently extended into July. As at August 31, 2018, this note was paid in full.

HydRx Farms Ltd. (d/b/a Scientus Pharma)

On August 14, 2017, Aphria purchased $11,500 in secured convertible debentures of Scientus Pharma (“SP”). The convertible debenture bears interest at 8%, paid semi-annually, matures in two years and includes the right to convert the debenture into common shares of SP at $2.75 per common share at any time before maturity. SP maintains the option of forced conversion of the convertible debenture if the common shares of SP trade on a stock exchange at a value of $3.02 or more for 30 consecutive days. The Company maintains a first charge on all assets of SP. Subsequent to quarter-end, the Company agreed to share its first charge on all assets of SP with a third party on a pari passu basis.

During the period, the Company’s note receivable from SP increased by $155, representing the change in fair value on the note. As at August 31, 2018, the convertible note receivable totalled $16,284.

Fire & Flower Inc.

On July 26, 2018, Aphria purchased $10,000 in unsecured convertible debentures of Fire & Flower Inc. (“F&F”). The convertible debentures bear interest at 8% per annum compounded, accrued and paid semi-annually in arrears (the “Debentures”). The Debentures mature on the earlier of a public liquidity event or July 31, 2019 at which point they automatically convert into common shares of F&F at the rate of $1.15. The Debentures may also be converted into a loan on July 31, 2019 bearing interest at 12%, at the holder’s option.

During the period, the Company’s note receivable from F&F increased by $140, representing the change in fair value on the note. As at August 31, 2018, the convertible note receivable totalled $10,140.

During the period, the Company purchased a total of $10,000 in convertible notes. The unrealized gain on convertible notes receivable recognized in the results of operations amounts to $295 (2017 - $547).

The fair value for the was determined using the Black-Scholes option pricing model using the following assumptions: the risk-free rate of 0.85-1.15%; expected life of the convertible note; volatility of 70% based on comparable companies; forfeiture rate of nil; dividend yield of nil; and, the exercise price of the respective conversion feature.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2018 and August 31, 2017

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

13.              Interest in equity investees

	August 31,	May 31,
	2018	2018
Associated company
Althea Company Pty Ltd.	$10,187	$4,966
	$10,187	$4,966

Liberty Health Sciences Inc.

In February 2018, the Company entered into a call/put obligation (“Obligation Agreement”) for the remaining shares held in Liberty, which were subject to CSE mandatory escrow requirements. As each new tranche of shares becomes freely trading, the Obligation Agreement resulted in the buyers acquiring the newly freely trading shares at an 18% discount to the market price of Liberty, based on Liberty’s 10 day volume weighted trading price.

The Obligation Agreement included an opt-out for Aphria’s benefit, in the event that the Toronto Stock Exchange amended their regulations such that it permitted investments by Canadian companies in U.S. based cannabis businesses, and in such instance, the Obligation Agreement would be automatically terminated. In exchange for the opt-out, the Company agreed to pay the buyers a $2,500 termination fee.

Based on the terms of the Obligation Agreement, the Company determined that the remaining shares held in Liberty met the requirements under IFRS 5 and were reclassified from interest in equity investees to assets held for sale. The Company ceased accounting for the investment as an equity investment as of November 30, 2017 and transferred the carrying value to assets held for sale.

In July 2018, 16,029,615 shares were released from escrow and sold as part of the Obligation Agreement. The Company received gross proceeds of $11,514 and recognized a gain on sale of equity investee of $9,880. As part of the transaction, the Company paid $480 in exchange for an option to buy back the shares at $1.00 a share, subject to certain downside risk protection which results in the purchaser sharing a portion of the difference between the share price on the day the option is exercised and the exercise price, provided the share price exceeds $1.25. The option to repurchase the shares is subject to the following conditions (collectively, the enumerated conditions (1) through (5), the “Conditions”):

(1)              Cannabis becoming legalized federally in the United States; and

One or more of the following conditions have been satisfied:

(2)              The TSX has provided its approval for the re-purchase of the Liberty shares;

(3)              The TSX revises its rules such that it no longer has a prohibition against its listed companies having an interest in US assets which are involved in the cannabis business;

(4)              The common shares of the Company are voluntarily or involuntarily delisted from the TSX; and/or

(5)              The Company is acquired by another entity, provided that the common shares of the Company will be delisted from the TSX upon the change of control.

This option has been included in long-term investments (Note 14).

As at August 31, 2018, there were 64,118,462 Liberty shares held in escrow (May 31, 2018 — 80,148,077) with a carrying value of $16,496 (May 31, 2018 - $20,620), which remains in assets held for sale. Also included in assets held for sale is $nil of long-term investments (May 31, 2018 - $20,000). The Company maintained a derivative liability of $10,376 (May 31, 2018 - $12,451) and during the three months ended August 31, 2018, recognized an unrealized loss on derivative liability of $415 (2017 - $nil) as a result of the 18% discount to the market price of Liberty, based on Liberty’s 10 day volume weighted trading price in the Obligation Agreement.

During the three months ended August 31, 2017, the Company reported a total gain on dilution of ownership in equity investee of $7,551. For the four months ended August 31, 2017, Liberty reported a net loss of $23,493 and a net comprehensive loss of $27,001. In accordance with the equity method, the Company recorded a loss of $8,840 and other comprehensive loss of $1,321.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2018 and August 31, 2017

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

The Company used a Monte-Carlo simulation to estimate the fair value of the derivative liability, using the following assumptions: risk-free rate of 1%; expected life of 0.4 — 2.4 years; volatility of 60% based on comparable companies; forfeiture rate of 0%; and, dividend yield of nil.

Subsequent to quarter-end, the Company secured an exemption from the CSE allowing it to have the remaining Liberty shares released from the CSE mandated escrow. Subsequent to the release from escrow, the Company entered into a share purchase agreement to divest of the remaining 64,118,462 Liberty shares in exchange for consideration in the form of a promissory note in the amount of $59,098, bearing interest at a rate of 12% due in 5 years. As a security for the promissory note, the Liberty shares have been placed in trust with an escrow agent. The purchaser is able to remove the Liberty shares from the escrow at any time by paying off the promissory note. In the event that the Company enforces the security, the escrow agent will return the shares to the Company, provided that the Conditions are met. In the event they are not met, the escrow agent will transfer the securities to a third-party investment for liquidation, with the proceeds of liquidation delivered to the Company. Simultaneously with this sale, the Company entered into an option agreement to repurchase the Liberty shares for the amount of the promissory note. The Company will pay an annual fee equal to 12.975% of the face value of the promissory note to maintain this option. The option to repurchase the shares is subject to the Conditions described above. In exchange for the early termination of the Obligation Agreement, the Company paid a $1,000 termination fee.

Althea Company Pty Ltd. (“Althea”)

As at August 31, 2018 the Company held 50,750,000 common shares of Althea (May 31, 2018 - 4,500) representing an ownership interest of 25% (May 31, 2018 - 37.5%).

The following table summarizes, in aggregate, the financial information of the Company’s associate as included in their own financial statements.

	June 30,	March 31,
	2018	2018
Current assets	$3,102	$3,857
Non-current assets	—	3
Current liabilities	(154)	(14)
Non-current liabilities	—	—
Net assets	$2,948	$3,846

For the period from April 1 to June 30, 2018 the investee, Althea, reported a net loss of $766 AUD on its financial statements. In accordance with the equity method, the Company recorded a loss of $247, for the three months ended August 31, 2018, from its investee relative to its ownership of the outstanding common shares at the time.

During the three months ended August 31, 2018, Althea completed a share split of 7,500 shares for each existing share. Althea also issued 101,310,000 common shares for total proceeds of $19,650 AUD during the quarter. The Company participated in the financing of Althea contributing $3,400 AUD ($3,258 CAD) of the total $19,650 AUD raised. This additional raise reduced the Company’s ownership interest in Althea from 37.5% to 25% and accordingly, the Company recognized a gain on dilution of $2,210.

	August 31,	May 31,
	2018	2018
Reconciliation to carrying amount:
Opening balance	$4,966	$—
Transfer from long-term investments	—	2,483
Cash contributions, net of share issuance costs	3,258	2,497
Gain on account of dilution of ownership	2,210	—
Share of reported net (loss) income	(247)	(14)
Closing balance	$10,187	$4,966

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2018 and August 31, 2017

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

14.            Long-term investments

	Cost	Fair value			Subtotal		Fair value
	May 31,	May 31,		Divesture/	August 31,	Change in	August 31,
	2018	2018	Investment	Transfer	2018	fair value	2018
Level 1 on fair value hierarchy
CannaRoyalty Corp.	$1,500	$3,765	$—	$(3,765)	$—	$—	$—
MassRoots, Inc.	304	164	—	(164)	—	—	—
Tetra Bio-Pharma Inc.	2,300	6,800	—	—	6,800	4,200	11,000
Hiku Brands Company Ltd.	9,775	13,558	—	—	13,558	13,558	27,116
Scythian Biosciences Corp.	9,349	8,603	298	—	8,901	(1,561)	7,340
National Access Cannabis Corp.	1,093	710	5,481	—	6,191	186	6,377
	24,321	33,600	5,779	(3,929)	35,450	16,383	51,833
Level 2 on fair value hierarchy
Hiku Brands Company Ltd.	2,336	1,906	—	—	1,906	5,209	7,115
Scythian Biosciences Corp.	3,153	661	—	—	661	(661)	—
US legalization options	—	—	480	—	480	—	480
	5,489	2,567	480	—	3,047	4,548	7,595
Level 3 on fair value hierarchy
Copperstate Farms, LLC	1,755	5,300	—	(5,300)	—	—	—
Copperstate Farms Investors, LLC	9,407	14,700	—	(14,700)	—	—	—
Resolve Digital Health Inc.	718	3,300	—	—	3,300	—	3,300
Resolve Digital Health Inc.	282	1,916	—	—	1,916	253	2,169
Green Acre Capital Fund	1,600	2,042	400	—	2,442	1,321	3,763
Green Tank Holdings Corp.	650	647	—	—	647	6	653
IBBZ Krankenhaus GmbH	1,956	1,956	—	—	1,956	6	1,962
Rapid Dose Therapeutics Inc.	—	—	5,400	—	5,400	—	5,400
	16,368	29,861	5,800	(20,000)	15,661	1,586	17,247
Deduct - assets held for sale	(11,162)	(20,000)	—	20,000	—	—	—
	$35,016	$46,028	$12,059	$(3,929)	$54,158	$22,517	$76,675

The fair value attached to warrants in both Level 2 and Level 3 were determined using the Black-Scholes option pricing model using the following assumptions: risk-free rate of 0.75-1.70% on the date of grant; expected life of 1 and 2 years; volatility of 70% based on comparable companies; forfeiture rate of 0%; dividend yield of nil; and, the exercise price of the respective warrant.

CannaRoyalty Corp. (“CR”)

During the period, the Company sold its remaining 750,000 shares of CR for proceeds of $4,111, resulting in an accounting gain of $346 (Note 26). The Company notes that as measured against the original cost of the shares, the Company recorded a total gain of $2,611 on its investment in CR.

MassRoots, Inc.

During the period, the Company sold its remaining 500,000 common shares in MassRoots, Inc. for proceeds of $1, resulting in a loss of $163 (Note 26).

Tetra Bio-Pharma Inc.

The Company owns 10,000,000 common shares at a cost of $2,300, with a fair value of $11,000 as at August 31, 2018.

Hiku Brands Company Ltd. (“Hiku”)

The Company holds 9,824,590 common shares and 7,993,605 common share purchase warrants in Hiku at a cost of $12,111, with a fair value of $34,231 as at August 31, 2018. Each common share purchase warrant is exercisable at $2.10 per warrant expiring in January 2020.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2018 and August 31, 2017

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

Subsequent to quarter-end, all the issued and outstanding common shares of Hiku were acquired by a third party. The Company maintains the supply agreements identified previously. Further, the Company liquidated its ownership interest in the third party, for gross proceeds of $30,542.

Scythian Biosciences Inc. (“Scythian”)

During the period the Company purchased 123,800 common shares of Scythian at a total cost of $298. The Company holds 2,812,300 common shares and 672,125 common share purchase warrants in Scythian at a cost of $12,800, with a fair value of $7,340 as at August 31, 2018. Each common share purchase warrant is exercisable to purchase four common shares at a price of $22.00 per warrant expiring February 2020.

National Access Cannabis Corp.

During the period, the Company purchased 4,850,000 common shares of National Access Cannabis Corp. at a total cost of $5,481. The Company owns 5,850,000 common shares in National Access Cannabis Corp. at a cost of $6,574, with a fair value of $6,377 as at August 31, 2018.

US legalization options

During the period, the Company purchased an option to acquire 16,029,615 Liberty shares at $1.00 a share, subject to certain downside risk protection which results in the purchaser sharing a portion of the difference between the share price on the day the option is exercised and the exercise price, provided the share price exceeds $1.25. The option to repurchase the shares is subject to the Conditions described in note 13.

Copperstate Farms, LLC (“Copperstate”) and Copperstate Farms Investors, LLC (“CSF”)

During the period, the Company received the $20,000 from the sale of the shares of Copperstate and CSF, which were previously held as available for sale.

Resolve Digital Health Inc. (“Resolve”)

The Company owns 2,200,026 common shares and 2,200,026 warrants in Resolve at a total cost of $1,000, with a fair value of $5,469 as at August 31, 2018. The Company determined the fair value of its investment based on Resolve’s most recent financing. Each warrant is exercisable at $0.65 per warrant expiring December 1, 2021.

Green Acre Capital

The Company committed $2,000 to Green Acre Capital Fund I and, as of the balance sheet date, has funded the full $2,000. During the period, the Company committed to a $15,000 investment in Green Acre Capital Fund II to be launched before December 2018. The Company determined that the fair value of its investments, based on its proportionate share of net assets, was $3,763 as at August 31, 2018. Subsequent to quarter-end, the Company received a dividend of $700 from its investment.

Subsequent to quarter-end, the Company transferred assets with a fair value of $30,542 to GA Opportunities Corp. in exchange for a promissory note, bearing interest at 12% per annum due in 5 years. Simultaneously with this transfer, the Company entered into an option agreement to repurchase the assets acquired by GA Opportunities Corp. for the value of the promissory note. The Company will pay an annual fee equal to 12.3% of the face value of the promissory note to maintain this option. In the event that the assets acquired by GA Opportunities Corp. qualify as US cannabis assets, the option to repurchase the shares is subject to the same Conditions described in note 13.

Green Tank Holdings Corp. (“Green Tank”)

The Company owns 98,425 preferred shares in Green Tank for a total cost of $500 USD ($650 CAD). The Company determined the fair value of its investment, based on Green Tank’s most recent financing at the same price, is equal to its carrying value. The Company recognized a gain from the change in fair value of $6 due to changes in the foreign exchange rate.

IBBZ Krankenhaus GmbH Klinik Hygiea (“Krankenhaus”)

The Company owns 25.1% of Krankenhaus, which is the owner and operator of Berlin-based Schöneberg Hospital, for €1,294 ($1,956 CAD). Through this investment, the Company is entitled to 5% of the net income (loss) for the years 2018 to 2021, and 10% of the net income (loss) for the period thereafter. The Company determined that the fair value of its investment, based on Krankenhaus’ most recent financing at the same price, is equal to its carrying value. The Company recognized a gain from the change in fair value of $6 due to changes in the foreign exchange rate.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2018 and August 31, 2017

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

Rapid Dose Therapeutics Inc. (“RDT”)

In August 2018, the Company entered into a subscription agreement with RDT for the purchase of 7,200,000 common shares, for a total cost of $5,400. The Company determined that the fair value of its investment, based on the most recent financing at the same price, is equal to its carrying value.

15.  Income taxes and deferred income taxes

A reconciliation of income taxes at the statutory rate with the reported taxes is as follows:

	For the three months ended
	August 31,
	2018	2017
Income before income taxes	$25,138	$18,811
Statutory rate	26.5%	26.5%

Expected income tax expense at combined basic federal and provincial tax rate	6,662	4,985

Effect on income taxes of:
Non-deductible share-based compensation and other expenses	1,631	(1,195)
Non-taxable portion of losses (gains)	(4,571)	—
Other	196	(20)
Tax assets not recognized	44	—
	$3,962	$3,770

Income tax expense is comprised of:
Current	$1,494	$365
Future	2,468	3,405
	$3,962	$3,770

The following table summarizes the components of deferred tax:

	August 31,	May 31,
	2018	2018
Deferred tax assets
Non-capital loss carry forward	$6,070	$4,567
Capital loss carry forward	—	405
Share issuance and financing fees	8,240	5,443
Unrealized loss	—	916
Other	6	27
Deferred tax liabilities
Net book value in excess of undepreciated capital cost	(941)	(1,017)
Intangible assets in excess of tax costs	(63,530)	(64,120)
Unrealized gain	(2,078)	(1,097)
Biological assets and inventory in excess of tax costs	(6,089)	(4,377)
Net deferred tax (liabilities) assets	$(58,322)	$(59,253)

16.  Bank indebtedness

The Company secured an operating line of credit in the amount of $1,000 which bears interest at the lender’s prime rate plus 75 basis points. As of the August 31, 2018, the Company has not drawn on the line of credit. The operating line of credit is secured by a first charge on the property at 265 Talbot St. West, Leamington, Ontario and a first ranking position on a general security agreement.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2018 and August 31, 2017

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

17.  Promissory note payable

During the prior year, the Company entered into a promissory note with Althea for $700 AUD ($686), as part of the purchase of Althea common shares. The note is due and payable on December 31, 2020. The Company reached an agreement with Althea where the promissory note amount will be used by Althea to purchase products from the Company in connection with a supply agreement entered into in September 2017.

	August 31,	May 31,
	2018	2018
Note payable to Althea Company Pty Ltd - $700 AUD ($686), opening balance, non-interest bearing, due and payable on December 31, 2020	$610	$686
Reduction of Promissory note payable balance with respect to products provided	—	(63)
Foreign exchange (gain) loss	(25)	(13)
Balance remaining	585	610
Deduct - principal portion included in current liabilities	(585)	(610)
	$—	$—

18.  Long-term debt

	August 31,	May 31,
	2018	2018
Term loan - $25,000 - Canadian Five Year Bond interest rate plus 2.73% with a minimum 4.50%, 5 year term, with a 15-year amortization, repayable in blended monthly payments sufficient to repay the loan by July 2033	$24,906	$—
Term loan - $25,000 - 3.95%, compounded monthly, 5 year term with a 15-year amortization, repayable in equal monthly instalments of $188 including interest, due in April 2022	24,354	24,107
Term loan - $1,250 - 3.99%, 5-year term, with a 10-year amortization, repayable in equal monthly instalments of $13 including interest, due in July 2021	1,030	1,057
Mortgage payable - $3,750 - 3.95%, 5-year term, with a 20-year amortization, repayable in equal monthly instalments of $23 including interest, due in July 2021	3,482	3,515
Vendor take-back mortgage owed to related party - $2,850 - 6.75%, 5-year term, repayable in equal monthly instalments of $56 including interest, due in June 2021	1,732	1,869
	55,504	30,548
Deduct - unamortized financing fees	(140)	(71)
- principal portion included in current liabilities	(3,349)	(2,140)
	$52,015	$28,337

Total long-term debt repayments are as follows:

Next 12 months	$3,349
2 years	3,506
3 years	3,562
4 years	3,149
Thereafter	41,938
Balance of obligation	$55,504

The term loan of $24,906 was entered into on July 27, 2018 and is secured by a first charge on the property at 223, 231, 239, 265, 269, 271 and 275 Talbot Street West, Leamington Ontario, a first position on a general security agreement, and an assignment of fire insurance to the lender. Principal payments started on the term loan in March 2018.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2018 and August 31, 2017

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

The term loan of $24,354 was entered into on May 9, 2017 and is secured by a first charge on the property at 265 Talbot Street West, Leamington Ontario, a first position on a general security agreement, and an assignment of fire insurance to the lender. Principal payments started on the term loan in March 2018.

The term loan of $1,030 and mortgage payable of $3,482 were entered into on July 22, 2016 and are secured by a first charge on the property at 265 Talbot Street West, Leamington, Ontario and a first position on a general security agreement.

The vendor take-back mortgage payable of $1,732, owed to a director of the Company, was entered into on June 30, 2016 in conjunction with the acquisition of the property at 265 Talbot Street West. The mortgage is secured by a second charge on the property at 265 Talbot Street West, Leamington, Ontario.

The Company acquired term loans of $3,000 and $1,201, and a mortgage payable of $1,713 as part of the acquisition of Broken Coast (Note 11). These loans and mortgages were paid in full during the prior year.

19.  Share capital

The Company is authorized to issue an unlimited number of common shares. As at August 31, 2018, the Company has 232,580,805 shares issued and outstanding and 19,963 shares to be issued, of which 1,777,971 shares were held and subject to various escrow agreements.

	Number of
Common Shares	shares	Amount
Balance at May 31, 2018	210,169,924	$1,113,981
June 2018 bought deal, net of cash issuance costs	21,835,510	245,925
Broken Coast acquisition	19,963	297
Warrants exercised	10,000	18
Options exercised	565,371	6,857
Income tax recovery on share issuance costs	—	3,399
	232,600,768	$1,370,477

a)             Throughout the period, 10,000 warrants with exercise price of $1.75 were exercised for a value of $18 including any cash consideration.

b)             Throughout the period, 565,371 shares were issued from the exercise of stock options with exercise prices ranging from $1.40 to $9.05 for a value of $6,857, including any cash consideration.

c)              In June 2018, the Company closed a bought deal financing in which it issued 21,835,510 common shares at a purchase price of $11.85 per share for $245,925 net of cash issuance costs.

d)             During the period, the Company agreed to terms to acquire the remaining 0.14% of Broken Coast (Note 11) and accordingly, the Company agreed to issue 19,963 shares. These shares were released subsequent to quarter-end.

e)              During the period, the Company recognized a $3,399 income tax recovery on share issuance costs.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2018 and August 31, 2017

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

20.  Warrants

The warrant details of the Company are as follows:

		Number of	Weighted
Type of warrant	Expiry date	warrants	average price	Amount
Warrant	December 11, 2018	26,003	1.75	$—
Warrant	December 2, 2019	1,261,269	1.50	—
Warrant	September 26, 2021	200,000	3.14	360
Nuuvera warrant	February 14, 2020	1,345,866	20.30	1,015
		2,833,138	$10.55	$1,375

	August 31, 2018		May 31, 2018
	Number of	Weighted	Number of	Weighted
	warrants	average price	warrants	average price
Outstanding, beginning of the period	2,843,138	$10.52	3,885,908	$1.61
Issued during the period	—	—	1,345,866	20.30
Exercised during the period	(10,000)	1.75	(2,388,636)	1.54
Outstanding, end of the period	2,833,138	$10.55	2,843,138	$10.52

In March 2018, the Company completed the acquisition of Nuuvera (Note 11) in which it reserved 1,345,866 common shares for issuance to the holders of certain common share purchase warrants of Nuuvera (“Nuuvera Warrants”). There are 3,795,450 Nuuvera Warrants, exercisable for Nuuvera shares at an exercise price of $7.20 per share, the Nuuvera shares would convert to 0.3546 Aphria shares and $0.62 cash.

21.  Stock options

The Company adopted a stock option plan under which it is authorized to grant options to officers, directors, employees and consultants enabling them to acquire common shares of the Company. The maximum number of common shares reserved for issuance of stock options that can be granted under the plan is 10% of the issued and outstanding common shares of the Company. The options granted can be exercised for up to a maximum of 10 years and vest as determined by the Board of Directors. The exercise price of each option can not be less than the market price of the common shares on the date of grant.

The Company recognized a share-based compensation expense of $4,175 during the three months ended August 31, 2018 (2017 - $2,440). The total fair value of options granted during the period was $7,089 (2017 - $3,104).

	August 31, 2018		May 31, 2018
	Number of	Weighted	Number of	Weighted
	options	average price	options	average price
Outstanding, beginning of the period	8,956,195	$7.60	5,926,001	$1.99
Exercised during the period	(598,649)	4.76	(2,637,363)	2.30
Issued during the period	1,070,000	11.80	6,703,330	11.12
Cancelled during the period	(86,036)	9.26	(1,035,773)	11.77
Outstanding, end of the period	9,341,510	$8.24	8,956,195	$7.60
Exercisable, end of the period	4,986,123	$5.57	3,919,542	$1.36

In June 2018, the Company issued 250,000 stock options at an exercise price of $11.78 per share, exercisable for 3 years to officers of the company. 83,331 vested immediately and the remainder vest over 2 years.

In July 2018, the Company issued 820,000 stock options at an exercise price between $11.51 and $11.85 per share, exercisable for 5 years to employees of the company. Nil vested immediately and the remainder vest over 3 years.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2018 and August 31, 2017

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

The outstanding option details of the Company are as follows:

Expiry date	Weighted average exercise Price	Number of options	Vested and exercisable
October 2018	$1.17	20,000	20,000
April 2019	$1.67	30,000	30,000
June 2019	$0.60	1,480,000	1,480,000
September 2019	$3.00	42,365	42,365
October 2019	$3.47	7,400	733
November 2019	$3.90	820,352	504,010
December 2019	$1.30	20,000	20,000
December 2019	$5.25	500,000	133,332
January 2020	$5.72	20,668	5,667
April 2020	$7.92	90,000	51,666
June 2020	$5.44	216,668	133,333
July 2020	$5.24	717,144	571,463
September 2020	$0.85	185,000	185,000
October 2020	$6.90	367,667	94,330
November 2020	$9.05	250,000	63,333
November 2020	$9.28	50,000	16,666
December 2020	$14.06	100,000	33,333
January 2021	$21.70	10,000	3,333
January 2021	$22.89	150,000	43,330
January 2021	$22.08	50,000	16,666
March 2021	$14.39	36,667	23,332
March 2021	$11.40	300,000	100,000
March 2021	$9.98	200,000	66,666
March 2021	$12.39	50,000	16,666
April 2021	$11.40	730,000	193,330
April 2021	$11.45	100,000	33,333
May 2021	$20.19	1,000,000	333,333
June 2021	$1.40	191,669	191,669
June 2021	$11.78	250,000	83,331
August 2021	$1.64	110,000	69,993
October 2022	$6.90	74,000	74,000
July 2023	$11.51	100,000	—
July 2023	$11.85	720,000	—
July 2027	$2.52	101,218	101,218
November 2027	$6.29	91,522	91,522
March 2028	$12.29	119,378	119,378
March 2028	$14.38	39,792	39,792
Outstanding, end of the period	$8.24	9,341,510	4,986,123

The Company used the Black-Scholes option pricing model to determine the fair value of options granted using the following assumptions: risk-free rate of 2.00-2.08% on the date of grant; expected life of 3 — 5 years; volatility of 70% based on comparable companies; forfeiture rate of 0%; dividend yield of nil; and, the exercise price of the respective option.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2018 and August 31, 2017

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

22.  Non-controlling interest

The following tables summarise the information relating to the Company’s subsidiaries, 1974568 Ontario Ltd. (“Aphria Diamond”), CannInvest Africa Ltd. and Verve Dynamics Incorporated (Pty) Ltd. before intercompany eliminations.

	Aphria Diamond	CannInvest Africa Ltd.	Verve Dynamics Incorporated (Pty) Ltd.	August 31, 2018
Current assets	$15,067	$39	$—	$15,106
Non-current assets	112,934	—	13,503	126,437
Current liabilities	(13,740)	(40)	—	(13,780)
Non-current liabilities	(95,139)	—	—	(95,139)
Net assets	19,122	(1)	13,503	32,624
Non-controlling interest %	49%	50%	70%
Non-controlling interest	$9,370	$(1)	$9,452	$18,821

	Aphria Diamond	CannInvest Africa Ltd.	Verve Dynamics Incorporated (Pty) Ltd.	August 31, 2018
Revenue	$—	$—	$—	$—
Total expenses	429	1	—	430
Net loss and comprehensive loss	(429)	(1)	—	(430)

Non-controlling interest %	49%	50%	70%
	$(210)	$(1)	$—	$(211)

	Aphria Diamond	CannInvest Africa Ltd.	Verve Dynamics Incorporated (Pty) Ltd.	May 31, 2018
Current assets	$7,313	$—	$—	$7,313
Non-current assets	83,207	—	—	83,207
Current liabilities	(10,085)	—	—	(10,085)
Non-current liabilities	(60,884)	—	—	(60,884)
Net assets	19,551	—	—	19,551
Non-controlling interest %	49%	0%	0%
Non-controlling interest	$9,580	$—	$—	$9,580

23.  General and administrative expenses

	For the three months ended
	August 31,
	2018	2017
Executive compensation	$835	$306
Consulting fees	931	94
Office and general	1,807	554
Professional fees	1,562	217
Salaries and wages	3,092	408
Travel and accommodation	471	136
Rent	153	20
	$8,851	$1,735

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2018 and August 31, 2017

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

24.       Share-based compensation

Share-based compensation is comprised of:

	For the three months ended
	August 31,
	2018	2017
Amounts charged to share-based payment reserve in respect of share-based compensation	$4,175	$2,440
Share-based compensation accrued in the prior period	—	(44)
Share-based compensation issued on behalf of a related party	—	(32)
Shares for services compensation	—	113
Deferred share units expensed in the period	1,947	32
	$6,122	$2,509

During the period, the Company issued 15,884 deferred share units to certain directors of the Company under the terms of the Company’s Deferred Share Unit Plan. In May 2018, directors and officers of the Company forfeited 312,000 deferred share units which were granted during the prior year.

As at August 31, 2018, the Company had 229,344 deferred share units outstanding.

25.       Finance income, net

Finance income, net, is comprised of:

	For the three months ended
	August 31,
	2018	2017
Interest income	$1,492	$802
Interest expense	(433)	(336)
	$1,059	$466

26.       Gain on long-term investments

Gain on long-term investments for the three months ended August 31, 2018 is comprised of:

		Opening fair	Gain (loss) on	Change in fair
Investment	Proceeds	value / cost	disposal	value	Total
Level 1 on fair value hierarchy
CannaRoyalty Corp. - shares	$4,111	$3,765	$346	$—	$346
MassRoots, Inc. - shares	1	164	(163)	—	(163)
Level 3 on fair value hierarchy
Copperstate Farms, LLC - shares	5,300	5,300	—	—	—
Copperstate Farms Investors, LLC - shares	14,700	14,700	—	—	—
Long-term investments (Note 14)	—	—	—	22,517	22,517
Three months ended August 31, 2018	$24,112	$23,929	$183	$22,517	$22,700

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2018 and August 31, 2017

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

27.       Earnings per share

The calculation of earnings per share for the three months ended August 31, 2018 was based on the net income attributable to common shareholders of $21,176 (2017 — $15,041) and a weighted average number of common shares outstanding of 225,659,684 (2017 — 138,711,674) calculated as follows:

	2018	2017
Basic earnings per share:
Net income for the period	$21,176	$15,041
Average number of common shares outstanding during the period	225,659,684	138,711,674
Earnings per share - basic	$0.09	$0.11

	2018	2017
Diluted earnings per share:
Net income for the period	$21,176	$15,041
Average number of common shares outstanding during the period	225,659,684	138,711,674
“In the money” warrants outstanding during the period	1,285,099	2,552,470
“In the money” options outstanding during the period	3,421,527	4,467,356
	230,366,310	145,731,500
Earnings per share - diluted	$0.09	$0.10

28.       Change in non-cash working capital

Change in non-cash working capital is comprised of:

	For the three months ended
	August 31,
	2018	2017
Decrease (increase) in accounts receivable	$149	$(436)
Decrease (increase) in other current assets	(2,273)	(2,828)
Decrease (increase) in inventory, net of fair value adjustment	(5,352)	(3,217)
Decrease (increase) in biological assets, net of fair value adjustment	(1,246)	2,194
Increase (decrease) in accounts payable and accrued liabilities	217	(1,215)
Increase (decrease) in income taxes payable	(188)	365
	$(8,693)	$(5,137)

29.       Financial risk management and financial instruments

Financial instruments

The Company has classified its cash and cash equivalents, marketable securities, convertible notes receivable, long-term investments, and derivative liability as fair value through profit or loss (“FVTPL”), accounts receivable and other current assets as amortized cost, and accounts payable and accrued liabilities, income taxes payable, promissory notes payable, and long-term debt as other financial liabilities.

The carrying values of accounts receivable and other current assets, accounts payable and accrued liabilities, and promissory notes payable approximate their fair values due to their short periods to maturity.

The Company’s long-term debt of $55,503 is subject to fixed interest rates. The Company’s long-term debt is valued based on discounting the future cash outflows associated with the long-term debt. The discount rate is based on the incremental premium above market rates for Government of Canada securities of similar duration. In each period thereafter, the incremental premium is held constant while the Government of Canada security is based on the then current market value to derive the discount rate. The fair value of the Company’s long-term debt in repayment as at August 31, 2018 was $53,643.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2018 and August 31, 2017

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

Fair value hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. Cash and cash equivalents are Level 1. The hierarchy is summarized as follows:

Level 1                    quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 2                    inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data

Level 3                    inputs for assets and liabilities not based upon observable market data

	Level 1	Level 2	Level 3	August 31, 2018
Financial assets at FVTPL
Cash and cash equivalents	$273,087	$—	$—	$273,087
Marketable securities	40,895	—	—	40,895
Convertible notes receivable	—	—	26,424	26,424
Long-term investments	51,833	7,595	17,247	76,675
Outstanding, end of the period	$365,815	$7,595	$43,671	$417,081

	Level 1	Level 2	Level 3	May 31, 2018
Financial assets at FVTPL
Cash and cash equivalents	$59,737	$—	$—	$59,737
Marketable securities	45,062	—	—	45,062
Convertible notes receivable	—	—	18,071	18,071
Long-term investments	33,600	2,567	29,861	66,028
Outstanding, end of the period	$138,399	$2,567	$47,932	$188,898

The following table presents the changes in level 3 items for the three months ended August 31, 2018:

	Unlisted equity securities	Trading derivatives	Total
Closing balance May 31, 2018	$29,861	$18,071	$47,932
Acquisitions	5,800	10,000	15,800
Disposals	(20,000)	(1,942)	(21,942)
Unrealized gain on fair value	1,586	295	1,881
Closing balance August 31, 2018	$17,247	$26,424	$43,671

Financial risk management

The Company has exposure to the following risks from its use of financial instruments: credit; liquidity; currency rate; and, interest rate price.

(a)                 Credit risk

The maximum credit exposure at August 31, 2018 is the carrying amount of cash and cash equivalents, marketable securities, accounts receivable and other current assets and promissory notes receivable. The Company does not have significant credit risk with respect to customers. All cash and cash equivalents are placed with major Canadian financial institutions. Marketable securities are placed with major Canadian investment banks and are represented by investment grade corporate bonds.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2018 and August 31, 2017

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

The Company mitigates its credit risk and volatility on its marketable securities through its investment policy, which permits investments in Federal or Provincial government securities, Provincial utilities or bank institutions and Investment grade corporate bonds.

	Total	0-30 days	31-60 days	61-90 days	90+ days
Trade receivables	$3,237	$1,319	$1,214	$369	$335
		41%	38%	11%	10%

(b)                 Liquidity risk

As at August 31, 2018, the Company’s financial liabilities consist of accounts payable and accrued liabilities, which have contractual maturity dates within one-year, promissory note payable, which have a contractual maturity within 15 months and long-term debt, which have contractual maturities over the next five years. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position at August 31, 2018, management regards liquidity risk to be low.

(c)                  Currency rate risk

As at August 31, 2018, a portion of the Company’s financial assets and liabilities held in United States Dollars (“USD”) and Euros consist of cash and cash equivalents, marketable securities, convertible notes receivable, long-term investments and a promissory note payable. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in Canadian dollars. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point in time.

The Company is exposed to unrealized foreign exchange risk through its cash and cash equivalents. A 1% change in the USD foreign exchange rate would result in an unrealized gain or loss of approximately $18. A 1% change in the Euro foreign exchange rate would result in an unrealized gain or loss of approximately $52.

(d)                 Interest rate price risk

The Company manages interest rate risk by restricting the type of investments and varying the terms of maturity and issuers of marketable securities. Varying the terms to maturity reduces the sensitivity of the portfolio to the impact of interest rate fluctuations.

(e)                  Capital management

The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach in the year. The Company considers its cash and cash equivalents and marketable securities as capital.

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended August 31, 2018 and August 31, 2017

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

30.       Commitments

The Company has a lease commitment until December 31, 2018 for rental of office space from a related party. The Company has an option to extend this lease for two additional 5 year periods. The Company has lease commitments for the use of two motor vehicles expiring September 2019 and August 2020 in the amounts payable of $9 and $20, respectively. In April of 2017, the Company indemnified the landlord of the office space leased by Liberty with annual rent from $180 to $190 expiring June 2023. The Company has agreed to contribute $15,000 to Green Acre Capital Fund II to be launched before December 2018. The Company has a lease for rental office space from December 2018 until November 30, 2028. The Company has committed purchase orders outstanding at August 31, 2018 related to capital asset expansion of $15,737, all of which are expected to be paid within the next year. Minimum payments payable over the next five years are as follows:

Years ending May 31,
2019	$31,061
2020	328
2021	325
2022	331
2023	347
$32,392

31.       Subsequent events

Subsequent to quarter-end, the Company entered into a strategic partnership with Schroll Medical, a subsidiary of prominent European flower producer, Schroll Flowers. The Company paid €100 and will provide cannabis genetics, strains and proprietary growing IP for a 15% interest in Schroll Medical.

Subsequent to quarter-end, the Company secured an exemption from the CSE allowing it to have the remaining Liberty shares released from the CSE mandated escrow. Subsequent to the release from escrow, the Company entered into a share purchase agreement to divest of the remaining 64,118,462 Liberty shares in exchange for a promissory note in the amount of $59,098, bearing interest at a rate of 12% due in 5 years. As a security for the promissory note, the Liberty shares have been placed in trust with an escrow agent. The purchaser is able to remove the Liberty shares from the escrow at any time by paying off the promissory note. In the event that the Company enforces the security, the escrow agent will return the shares to the Company, provided that the Conditions are met. In the event they are not met, the escrow agent will transfer the securities to a third-party investment for liquidation, with the proceeds of liquidation delivered to the Company. Simultaneously with this sale, the Company entered into an option agreement to repurchase the Liberty shares for the value of the promissory note. The Company will pay an annual fee equal to 12.975% of the face value of the promissory note to maintain this option. The option to repurchase the shares is subject to the Conditions described above. In exchange for the early termination of the Obligation Agreement, the Company paid a $1,000 termination fee.

Subsequent to quarter-end, the Company signed a supply agreement to supply Emblem Corp. with 175,000 kg of cannabis over a five-year period starting May 2019.

Subsequent to quarter-end, the Company closed the acquisition of assets in Latin America and the Caribbean from Scythian. The Company issued 15,678,310 shares and assumed $1,000 USD of existing debt as part of the acquisition.

Subsequent to quarter-end, the Company transferred assets with a fair value of $30,542 to GA Opportunities Corp. in exchange for a promissory note, bearing interest at 12% per annum due in 5 years. Simultaneously with this transfer, the Company entered into an option agreement to repurchase the assets acquired by GA Opportunities Corp. for the value of the promissory note. The Company will pay an annual fee equal to 12.3% of the face value of the promissory note to maintain this option. In the event that the assets acquired by GA Opportunities Corp. qualify as US cannabis assets, the option to repurchase the shares is subject to the same Conditions described above.